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                                                                  Exhibit (A)(3)



                           [SIERRACITIES LETTERHEAD]

                                          February 27, 2001

 Dear Stockholder:

      We are pleased to inform you that SierraCities has signed a merger agreement with American Express Travel Related Services
 Company, Inc., pursuant to which American Express has commenced a tender offer to purchase all of the outstanding shares of SierraCities common stock for $5.68 per share in cash.

      The offer is subject to, among other things, the tender of at least two-thirds of the shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of American Express will be merged with SierraCities and each remaining SierraCities share will be converted into the same cash price as was paid in the offer.

      After careful consideration, your board of directors has approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of SierraCities and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of SierraCities' financial advisor, Credit Suisse First Boston Corporation, that, as of the date of the opinion, and based upon and subject to the matters set forth therein, the consideration to be received in the offer and the merger by the holders of shares is fair to SierraCities' stockholders, other than American Express, from a financial point of view. A copy of Credit Suisse First Boston Corporation's opinion can be found in Schedule II to the Schedule 14D-9 and should be read carefully and in its entirety.

      Enclosed is American Express' Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

      If you need assistance tendering your shares, please contact Morrow & Co., Inc., the information agent for the offer, at the address or telephone number appearing on the back cover of the Offer to Purchase.

                                           Very truly yours,

                                           /s/ Thomas J. Depping
                                           Thomas J. Depping
                                           Chairman of the Board,
                                           President and
                                           Chief Executive Officer